AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

11017639

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8- 67032

KH 3/4

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAIT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 ARCH STREET, 17th FLOOR
(No. and Street)

PHILADELPHIA (City) PA (State) 19104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL SHENKMAN 215-680-1377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market St. (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I, Michael Shankman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAIT Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Courtney J. Everngham - Notary Public
City of Philadelphia, Philadelphia County
MY COMMISSION EXPIRES MAR. 14, 2013

Signature

CFO / FINOP
Title

Courtney J. Everngham
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Registered Public Accounting Firm

RAIT Securities, LLC

December 31, 2010

Contents

	Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Supplemental Information:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	13
Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital	14
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for Broker-Dealer Claiming an Exemption for SEC Rule 15c3-3	15

Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

The Member of
RAIT Securities, LLC

We have audited the accompanying statement of financial condition of RAIT Securities, LLC (the Company), a Delaware limited liability company, as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RAIT Securities, LLC as of December 31, 2010, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 25, 2011

RAIT Securities, LLC

Statement of Financial Condition

As of December 31, 2010

(Dollars in thousands)

ASSETS		
Cash	$	5,826
Deposits with clearing firms		500
Other assets		427
Total assets	$	6,753
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	342
Payable to affiliates		129
Total liabilities		471
Member's equity		6,282
Total liabilities and member's equity	$	6,753

The accompanying notes are an integral part of this statement.

RAIT Securities, LLC

Statement of Operations

Year ended December 31, 2010

(Dollars in thousands)

Revenue	
Riskless principal trade income	$ 1,343
Brokerage income	420
Investment interest income	688
Interest and other income	17
Total revenue	2,468
Expenses	
Compensation expense	3,699
Professional services expense	218
Bank service charges	241
Information services expense	556
Travel and entertainment expense	178
Rent expense	96
Depreciation expense	64
Other expenses	104
Total expenses	5,156
Income (loss) before income tax benefit	(2,688)
Income tax benefit	5
Net income (loss)	$ (2,683)

The accompanying notes are an integral part of this statement.

RAIT Securities, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2010

(Dollars in thousands)

Balance at January 1, 2010	$ 1,715
Capital contribution	27,250
Distribution	(20,000)
Net income (loss)	(2,683)
Balance at December 31, 2010	$ 6,282

The accompanying notes are an integral part of this statement.

RAIT Securities, LLC

Statement of Cash Flows

Year ended December 31, 2010

(Dollars in thousands)

Cash flows from operating activities	
Net income (loss)	$ (2,683)
Depreciation expense	64
Change in assets and liabilities	
Deposits with clearing firms	(150)
Other assets	506
Accounts payable and accrued expenses	298
Net cash used in operating activities	(1,965)
Cash flows from financing activities	
Contributions by member	7,250
Advances from affiliates	3,403
Repayments to affiliates	(4,757)
Net cash from financing activities	5,896
Net increase in cash	3,931
Cash, beginning of year	1,895
Cash, end of year	$ 5,826
Supplemental cash flow information	
Non-cash contribution of convertible notes by member	$ 20,000
Non-cash distribution of convertible notes to member	$ 20,000

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION

RAIT Securities, LLC (the Company) is a Delaware limited liability company. The Company was formed on February 3, 2005. The Company is an introducing broker providing execution services to institutional investors. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority, Inc. (FINRA) and is registered with the Pennsylvania Securities Commission. The Company is a member of the Securities Investors Protection Corporation (SIPC).

The Company is wholly-owned by Taberna Realty Finance Trust (TRFT) and its ultimate parent, RAIT Financial Trust (RAIT), both of which are Maryland real estate investment trusts (REIT). The Company has elected to be treated as a taxable REIT subsidiary under the Internal Revenue Code. As a wholly-owned subsidiary of RAIT, the Company utilizes the employees and other general and administrative support provided by RAIT and other wholly-owned subsidiaries. As a result, the financial condition and results of operations presented herein may not be indicative of the financial condition and results of operations that may have occurred if the Company was not a wholly-owned subsidiary of RAIT (see Note 2(e)).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. <u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b. <u>Cash</u>

Cash includes cash held in banks and highly liquid investments with maturities of three months or less.

c. <u>Deposits with Clearing Firms</u>

The Company maintains two interest bearing accounts totaling $500 with its clearing agents. These accounts are not insured by the FDIC.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

d. Revenue Recognition

1. Riskless principal trade income – Riskless principal trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions are recognized on a trade date basis.
2. Origination and brokerage fees – The Company earns origination and brokerage fees in connection with the origination of trust preferred securities, subordinated debentures and other debt instruments or by brokering the sale of assets between two parties. These fees and related expenses are recognized on a trade date basis as transactions occur.

e. Expenses Incurred by Affiliate

The Company shares employees, office space, and other general and administrative items with RAIT. Costs directly attributable to securities transactions are paid and recorded by the Company. Costs indirectly associated with securities transactions, including employee salaries, bonuses, employee benefits, office space, and other general and administrative costs, are allocated to the Company based on the portion of time spent by employees on securities transactions or administrative matters relating to the Company's business activities.

f. Income Taxes

The Company is subject to U.S. federal, state and local income taxes. Income taxes are accrued by the Company in the year in which the taxable revenue is received.

g. Subsequent Events

The Company evaluated for subsequent events through February 25, 2011, the date the financial statements were available to be issued.

NOTE 3 - INCOME TAX EXPENSE (BENEFIT)

The components of the Company's income tax expense (benefit) are as follows:

Description	Current
Federal expense (benefit)	$ (5)
State and local expense (benefit)	-
Provision (benefit) for income taxes	$ (5)

The Company did not have any deferred tax assets or liabilities as of December 31, 2010.

(Continued)

(Dollars in thousands)

NOTE 3 - INCOME TAX EXPENSE (BENEFIT) - Continued

The Company's effective tax rate for the year ended December 31, 2010 was 0.18% and was comprised of the following:

Federal statutory rate	35.00%
Change in valuation allowance	(34.70)%
Permanent items	(0.12)%
Effective tax rate	0.18%

NOTE 4 - RELATED PARTY TRANSACTIONS

Betsy Z. Cohen was the Chairman of RAIT's Board of Trustees during 2010 and resigned effective December 31, 2010. Daniel G. Cohen, her son, was RAIT's former chief executive officer until his resignation on February 22, 2009. Mr. Cohen serves as the Chairman of the board of directors and Chief Executive Officer of Institutional Financial Markets, Inc. (IFMI).

a. Riskless trade income - During 2010, IFMI sold $7,000 in aggregate principal amount of debt securities to an unrelated third party using our broker-dealer services, for which we earned $38 in principal transaction income.
b. Lease agreement - RAIT, through wholly-owned subsidiaries, maintains sub-lease agreements for shared office space and facilities with IFMI. The Company's allocated portion of expenses associated with the sub-lease agreements was $1 for the year ended December 31, 2010.
c. Senior Convertible Notes - During 2010, the Company received a capital contribution of $20,000 of par value Senior Convertible Notes issued by RAIT. The Company accrued interest income and received interest totaling $688 during 2010 associated with these Senior Convertible Notes. In October 2010, the Company distributed the convertible notes to RAIT. No gain or loss was recorded upon the distribution.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of the greater of $100 or 6-2/3% of aggregate indebtedness. As applied to the Company, the rule requires minimum net capital of $100. As of December 31, 2010, the Company's net capital was $5,354, which exceeds the minimum requirements by $5,254.

NOTE 6 - EXEMPTIVE PROVISIONS

The Company is exempt from the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii). The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker and was not in possession of any customer funds at December 31, 2010.

NOTE 7 - CONTINGENCIES

In the ordinary course of business, claims are made against the Company from time to time for alleged damages in connection with its operation for which the Company maintains insurance. In the opinion of management, the resolution of such matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

SUPPLEMENTAL INFORMATION

RAIT Securities, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2010

(Dollars in thousands)

Net capital	
Total member's equity	$ 6,282
Deductions	
Non-allowable assets	
Other assets	(928)
Total deductions	(928)
Net capital	5,354
Aggregate indebtedness	
Accounts payable and accrued expenses	342
Payable to affiliates	129
Aggregate indebtedness	471
Net capital requirement is the greater of the following:	
Computation of basic net capital required as 6-2/3% of aggregate indebtedness	31
Minimum net capital required per SEC Rule 15c3-1	100
Net capital requirement	100
Excess net capital	$ 5,254
Aggregate indebtedness	$ 471
Percentage of aggregate indebtedness to net capital	8.80%

RAIT Securities, LLC

Reconciliation of Unaudited Computation of Net Capital
to Audited Computation of Net Capital

As of December 31, 2010

Unaudited computation of net capital per most recent quarterly filing	$	5,351
Audit Adjustments		-
Net change in net capital		3
Adjusted computation of net capital	$	5,354

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption for SEC Rule 15c3-3

The Member of
RAIT Securities, LLC

In planning and performing our audit of the financial statements of RAIT Securities, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in the Company's internal control activities for safeguarding securities that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 (the Exchange Act) and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 25, 2011

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

RAIT Securities, LLP

December 31, 2010

GrantThornton

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

The Member of
RAIT Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by RAIT Securities, LLC (a wholly owned subsidiary of RAIT Financial Trust) (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 25, 2011